Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SEVION THERAPEUTICS, INC.

Sevion Therapeutics, Inc. (the “Corporation”), a corporation duly organized and validly existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”);

DOES HEREBY CERTIFY AS FOLLOWS:

FIRST: The name of the corporation (hereinafter, the “Corporation”) is: Sevion Therapeutics, Inc.

SECOND: The Amended and Restated Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of Delaware on January 22, 2007 (the “Restated Certificate”), a Certificate of Amendment of the Restated Certificate was filed with the office of the Secretary of State of Delaware on each of December 13, 2007, September 22, 2009, May 25, 2010, December 22, 2011, April 1, 2013 and October 16, 2013 (effective October 21, 2013), two Certificates of Designations were filed with the office of the Secretary of State of Delaware on March 31, 2010 and one Certificate of Designation was filed with the office of the Secretary of State of Delaware on April 30, 2015 (the “Amendment” together with the Restated Certificate, the “Charter”).

THIRD: The Charter is hereby amended as follows:

(a) The section of Article FOURTH that was added to the Charter by the Certificate of Amendment of the Restated Certificate, dated October 16, 2013, is hereby deleted in its entirety and replaced by the following new paragraph:

“Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), the shares of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time (the “Old Common Stock”) shall be reclassified into a different number of shares of Common Stock (the “New Common Stock”) such that each two to one-hundred shares of Old Common Stock shall, at the Effective Time, be automatically reclassified into one share of New Common Stock, the exact ratio within the foregoing range to be determined by the Board of Directors of the Corporation prior to the Effective Time and publicly announced by the Corporation. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of whole shares of New Common Stock into which such Old Common Stock shall have been reclassified pursuant to the immediately preceding sentence. No fractional shares of Common Stock shall be issued as a result of such reclassification. In lieu of any fractional shares to which the stockholder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair value of the Common Stock as determined in good faith by the Board of Directors of the Corporation.

From and after the Effective Time, the term “New Common Stock” as used in this Article IV shall mean Common Stock as provided in this Amended and Restated Certificate of Incorporation. The par value of the New Common Stock shall be $0.01 per share.”

FOURTH: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

FIFTH: This Certificate of Amendment shall be deemed effective at 4:00 p.m. on December 19, 2017.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment on this 18th day of December, 2017.

SEVION THERAPEUTICS, INC.

By:	/s/ David Rector
Name:	David Rector
Title:	Chief Executive Officer